Exhibit 99.1

Steakholder Foods To Launch
Perfecta Premium Plant-Based Meat in the U.S. Market

Ness Ziona, Israel, May 20, 2026 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a global leader in 3D-printing technology for production of whole cuts of plant-based meat, today announced that it is preparing to launch PerfectaTM Premium Plant-Based Meat in the U.S. market in the second half of 2026, under the slogan “Plant-Based Meat, Perfected!” Perfecta will be positioned as a next-generation, plant-based protein platform, expanding across multiple protein analog categories and designed to address the primary barriers limiting plant-based category expansion, namely taste, texture, and the experience of eating a whole cut of meat.

Perfecta’s key differentiation includes:

●	Whole-cut plant-based formats replicating steak and chicken breast-style products;

●	Texture created to better replicate fibrous meat structure and mouthfeel;

●	Proprietary production process to create marbling-like characteristics, supporting premium positioning;

●	Portfolio includes extruded formats such as salmon, white fish, and hamburger patties; and

●	Products that have received recognition at international trade shows for taste and quality.

With Perfecta, Steakholder Foods aims to unlock broader adoption among flexitarian and vegetarian consumers by delivering a plant-based eating experience that more closely replicates conventional meat, enabled by Steakholder’s proprietary production process to produce premium plant-based proteins designed to better mimic the animal meat sensory experience.

Perfecta’s launch is planned to begin with a phased rollout in the Northeastern United States, followed by retail expansion as the supply chain and distribution scale, together with brand and marketing support to drive awareness and establish repeat purchase momentum.

Arik Kaufman, CEO of Steakholder Foods, said: “Our planned entry into the U.S. market marks a pivotal step in Steakholder Foods’ path toward commercialization, reflecting both our technological maturity and our readiness to begin engaging with one of the world’s most important markets.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Steakholder Foods	Steakholder Foods
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